[     ], 2008

Highland Credit Strategies Fund
13455 Noel Road, Suite 800
Dallas, Texas 75240

   Re: Reorganizations of Prospect Street High Income Portfolio Inc.
       and Prospect Street Income Shares Inc.
       -------------------------------------------------------------

Dear Ladies and Gentlemen:

         In connection with the proposed reorganizations of Prospect Street High Income Portfolio Inc. ("PHY") and Prospect Street Income Shares Inc. ("CNN", and, together with PHY, the "Acquired Funds") into Highland Credit Strategies Fund (the "Fund"), Highland Capital Management, L.P. ("HCMLP"), hereby agrees to waive a portion of the Fund's advisory fee and administration fee as set forth below.

         For a period of two years following the closing of the reorganization of PHY into the Fund, HCMLP agrees to waive advisory and/or administration fees of the Fund in an amount equal to 0.55% of the sum of (w) PHY's net assets attributable to its common shares as of the date of the closing of the reorganization and (x) $40,000,000 (such amount representing the value of PHY's preferred shares that historically have been outstanding).

         For a period of two years following the closing of the reorganization of CNN into the Fund, HCMLP agrees to waive advisory and/or administration fees of the Fund in an amount equal to 0.70% of the sum of (y) CNN's net assets attributable to its common shares as of the date of the closing of the reorganization and (z) $30,000,000 (such amount representing the value of CNN's preferred shares that historically have been outstanding).

         HCMLP agrees that it shall have no right to recoup any of the amounts waived pursuant to this letter agreement. Should a reorganization not be consummated with PHY or CNN, the undertaking described herein with respect to the reorganization of such Acquired Fund shall have no effect.

         During the periods covered by this letter agreement, the expense waiver arrangement set forth above may only be modified by a majority vote of the "non-interested" trustees of HCF.

         We understand and intend that you will rely on this undertaking in preparing and filing the Registration Statement on Form N-14 (File No. 333-139424) with the Securities and Exchange Commission, in accruing the Fund's expenses for purposes of calculating its net asset value per share and for other purposes permitted under the Investment Company Act of 1940, and expressly permit you to do so.



                                        Very truly yours,

                                        HIGHLAND CAPITAL
                                        MANAGEMENT, L.P.


                                        By:
                                            ---------------------------
                                            James D. Dondero
                                            President


                                        Agreed and accepted;

                                        HIGHLAND CREDIT STRATEGIES FUND

                                        By:
                                           ----------------------------